UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 01, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

FOR BATCHES:

Exhibit No. 1	Total Voting Rights dated 01 June 2020
Exhibit No. 2	Publication of a Prospectus dated 03 June 2020
Exhibit No. 3	Director/PDMR Shareholding dated 09 June 2020
Exhibit No. 4	Director/PDMR Shareholding dated 18 June 2020
Exhibit No. 5	Invitation to purchase Notes for cash dated 25 June 2020
Exhibit No. 6	Barclays US LLC 2020 CCAR results dated 26 June 2020

________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 01, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 June 2020
Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 May 2020, Barclays PLC's issued share capital consists of 17,341,638,892 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,341,638,892) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 2

Publication of Information Memorandum

The following information memorandum (the "Information Memorandum") has been submitted to the International Securities Market and is available for viewing:

Information Memorandum dated 3 June 2020 for the Barclays PLC A$10,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8452O_1-2020-6-3.pdf

A copy of the Information Memorandum has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Information Memorandum available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Information Memorandum. In accessing the Information Memorandum, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE INFORMATION MEMORANDUM MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE INFORMATION MEMORANDUM MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE INFORMATION MEMORANDUM IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE INFORMATION MEMORANDUM HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY DEBT INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE INFORMATION MEMORANDUM MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Barclays PLC is not a bank or authorised deposit-taking institution which is authorised under the Banking Act 1959 of Australia ("Australian Banking Act"). The Debt Instruments are not obligations of the Australian Government or any other government and, in particular, are not guaranteed by the Commonwealth of Australia. Barclays PLC is not supervised by the Australian Prudential Regulation Authority. An investment in any Debt Instrument issued by Barclays PLC will not be covered by the depositor protection provisions in section 13A of the Australian Banking Act and will not be covered by the Australian Government's bank deposit guarantee (also commonly referred to as the Financial Claims Scheme). Debt Instruments that are offered for issue or sale or transferred in, or into, Australia are offered only in circumstances that would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia and issued and transferred in compliance with the terms of the exemption from compliance with section 66 of the Australian Banking Act that is available to Barclays PLC.

Please note that the information contained in the Information Memorandum may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum is not addressed. Prior to relying on the information contained in the Information Memorandum you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Information Memorandum or make an investment decision with respect to any Debt Instruments issued or to be issued pursuant to the Information Memorandum, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Information Memorandum, you shall be deemed to have represented that you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and that you consent to delivery of the Information Memorandum and any supplements thereto via electronic publication.

You are reminded that the Information Memorandum has been made available to you on the basis that you are a person into whose possession the Information Memorandum may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Information Memorandum to any other person.

The Information Memorandum does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Information Memorandum constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Debt Instruments issued or to be issued pursuant to the Information Memorandum, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Information Memorandum has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Information Memorandum made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 3

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.  The Shares acquired include an allocation of Shares as matching shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.241 per share	240
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-08
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+ 44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 4

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays Long Term Incentive Plan ("LTIP")

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
On 14 April 2020, the Company announced that the vesting of the first portion of the 2017 Barclays Long Term Incentive Plan ("LTIP") award granted to the Group Chief Executive would be delayed from June 2020 to 8 March 2021, subject to the LTIP rules. To give effect to this, the Company has now lapsed that portion of the award that would have vested in June 2020 and granted an award over the same number of Shares, that would but for the delay have vested in June 2020. These Shares will now vest on 8 March 2021, subject to the LTIP rules.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.9545 per Share	163,538
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	Not applicable

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
On 14 April 2020, the Company announced that the vesting of the first portion of the 2017 Barclays Long Term Incentive Plan ("LTIP") award granted to the Group Finance Director would be delayed from June 2020 to 8 March 2021, subject to the LTIP rules. To give effect to this, the Company has now lapsed that portion of the award that would have vested in June 2020 and granted an award over the same number of Shares, that would but for the delay have vested in June 2020. These Shares will now vest on 8 March 2021, subject to the LTIP rules.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.9545 per Share	104,221
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	Not applicable

Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company announces that on 16 June 2020 the trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered 32,510 Shares to the Group Chief Executive in respect of the quarterly payment of the Shares element of his fixed remuneration for the three month period to 30 June 2020.  The Shares are subject to a holding period, with restrictions, such that they are released in equal tranches over five years (20% each year).  The number of Shares delivered was derived after the settlement of tax and social security, adjusted to reflect the Group Chief Executive's voluntary contribution  to the Barclays' Community Aid Package of one-third of his Fixed Pay for a period of six months, such contributions being made by way of reduction to the Shares element of his Fixed Pay.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	80,669
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£1.2138 per Share	48,159
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The Company announces that on 16 June 2020 the trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered 30,020 Shares to the Group Finance Director in respect of the quarterly payment of the Shares element of his fixed remuneration for the three month period to 30 June 2020.  The Shares are subject to a holding period, with restrictions, such that they are released in equal tranches over five years (20% each year).  The number of Shares delivered was derived after the settlement of tax and social security, adjusted to reflect the Group Finance Director's voluntary contribution  to the Barclays' Community Aid Package of one-third of his Fixed Pay for a period of six months, such contributions being made by way of reduction to the Shares element of his Fixed Pay .

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	56,640
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	26,620
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 14 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	144,175
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	67,762
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	226,561
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	122,501
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Head of Corporate Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	74,662
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	35,091
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Global Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 30 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	280,626
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	131,894
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	41,192
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	19,360
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	195,666
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	91,963
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Joseph McGrath
2	Reason for the notification
a)	Position/status	Global Head of Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	295,224
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	144,571
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	92,684
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	43,561
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	149,324
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	70,182
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	CEO, Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	169,920
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	79,862
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	221,412
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	112,964
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2020. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.2138 per Share	23,538
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.2138 per Share	11,062
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2020-06-16
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+ 44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 5

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA) OR TO ANY U.S. PERSON (AS DEFINED IN REGULATION S OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED) OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.

25 June 2020

BARCLAYS PLC

ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH

Barclays PLC (the "Issuer") has today launched an invitation to the holders of the EUR 1,500,000,000 1.875 per cent. Notes due March 2021 (ISIN XS1385051112) (the "Notes") to tender their outstanding Notes for purchase by the Issuer for cash up to a maximum aggregate principal amount of €500,000,000 in aggregate principal amount of Notes (the "Maximum Acceptance Amount") (the "Offer"), subject to applicable offer and distribution restrictions.

The Offer is being made on the terms and subject to the conditions set out in a tender offer memorandum dated 25 June 2020 (the "Tender Offer Memorandum") and is subject to the offer and distribution restrictions set out below and more fully described in the Tender Offer Memorandum.

Copies of the Tender Offer Memorandum are (subject to offer and distribution restrictions) available from the Tender Agent as set out below. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Offer

Description of Notes	ISIN / Common Code	Aggregate Principal Amount Outstanding	Purchase Yield1	Maximum Acceptance Amount
EUR 1,500,000,000 1.875 per cent. Notes due March 2021	XS1385051112 / 138505111	€1,500,000,000	0.00 per cent.	Subject as set out in the Tender Offer Memorandum, €500,000,000 in aggregate principal amount of Notes
On the terms and subject to the conditions contained in the Tender Offer Memorandum, the Issuer invites Noteholders (subject to the Offer and Distribution Restrictions contained herein and more fully described in the Tender Offer Memorandum) to tender their Notes for repurchase by the Issuer at the Purchase Price together with Accrued Interest.

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offer and to amend or waive any of the terms and conditions of the Offer in any manner (including, but not limited to, purchasing more than the Maximum Acceptance Amount), subject to applicable laws and regulations.

Tenders of Notes for purchase must be made to the Issuer in accordance with the procedures set out in the Tender Offer Memorandum. The Issuer intends to announce, inter alia, its decision whether to accept valid tenders of Notes for purchase pursuant to the Offers in an announcement expected to be made on 2 July 2020.

Notes repurchased by the Issuer pursuant to the Offer will be cancelled and will not be re-issued or re-sold. Notes which have not been validly submitted and accepted for purchase pursuant to the Offer will remain outstanding.

1      For information purposes only - the price payable by the Issuer for the Notes validly tendered in the Offer and accepted for purchase by the Issuer will be determined in the manner described in "Purchase Price and Accrued Interest Payment" below and assuming the Settlement Date is 6 July 2020, the Purchase Price will be 101.336 per cent. Should the Settlement Date be postponed, the Purchase Price will be recalculated and will be announced, for information purposes only, as provided in "Announcements" below.

Rationale for the Offer

The Offer is made as part of the Issuer's ongoing management of its liabilities, in this particular instance as the Notes have ceased to qualify as eligible liabilities items under the CRD Regulation as they have a residual maturity of less than 12 months. The Issuer intends to continue issuing senior unsecured and subordinated liabilities in all major currency markets. The Offer is not conditional upon any future capital markets issuance.

"CRD Regulation" means Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms of the European Parliament and of the Council of 26 June 2013, as amended or replaced from time to time (including as amended by Regulation (EU) 2019/876 of the European Parliament and of the Council of 20 May 2019, to the extent then in application) or similar laws in the United Kingdom.

Purchase Price and Accrued Interest Payment

In respect of any Notes validly tendered and accepted by the Issuer for purchase pursuant to the Offer, the price payable by the Issuer per €1,000 in principal amount of the Notes (the "Purchase Price"), will be determined by reference to a fixed purchase yield of 0.00 per cent. (the "Purchase Yield"). The Purchase Price in respect of the Notes is intended to reflect a yield to maturity of the Notes on the Settlement Date based on the Purchase Yield, determined in accordance with market convention. Specifically, the Purchase Price will equal (i) the value of all remaining payments of principal and interest on the Notes up to and including the Maturity Date, discounted to the Settlement Date at a discount rate equal to the Purchase Yield, minus (ii) the Accrued Interest.

In respect of any Notes accepted for purchase, the Issuer will also pay accrued and unpaid on such Notes from, and including, 23 March 2020 to, but excluding, the Settlement Date.

Maximum Acceptance Amount

If the Issuer decides, in its sole and absolute discretion, to accept valid tenders of Notes pursuant to the Offer, it will accept for purchase the Notes up to the Maximum Acceptance Amount. The Issuer reserves the right, in its sole and absolute discretion, to purchase more Notes than the Maximum Acceptance Amount, subject to applicable law.

In the event that Tender Instructions are received in respect of an aggregate principal amount of Notes which is greater than the Maximum Acceptance Amount, such Tender Instructions will be accepted (subject to the terms and conditions set out in the Tender Offer Memorandum) on a pro rata basis.

Acceptance of Tender Instructions and pro-ration

Notes validly submitted for tender may be accepted subject to pro-ration (if any). In the event that the aggregate principal amount of Notes represented by the Tender Instructions received is greater than the Maximum Acceptance Amount, such Tender Instructions will be accepted (subject to the conditions set out in the Tender Offer Memorandum) on a pro rata basis.

Such pro rata allocations will be calculated in relation to the Notes by multiplying the aggregate principal amount of the Notes represented by each Tender Instruction subject to pro-ration by a factor derived from (i) the Maximum Acceptance Amount divided by (ii) the aggregate principal amount of the Notes validly tendered in the Offer (subject to adjustment to allow for the aggregate principal amount of Notes accepted for purchase, following the rounding of Tender Instructions as set out below, to equal the Maximum Acceptance Amount). Each tender of Notes reduced in this manner will be rounded down to the nearest €1,000 in aggregate principal amount, provided that no Notes tendered pursuant to any Offer will be accepted for purchase in this manner where the acceptance of prorated Notes would result in a Noteholder (i) transferring Notes to the Issuer in an aggregate principal amount which is less than €100,000, or (ii) continuing to hold a residual amount of Notes in an aggregate principal amount which is less than €100,000.

Expected Timetable of Events

This is an indicative timetable showing one possible outcome for the timing of the Offer based on the dates in the Tender Offer Memorandum.  This timetable is subject to change and dates and times may be extended or amended by the Issuer in accordance with the terms of the Offer as described in the Tender Offer Memorandum.  Accordingly, the actual timetable may differ significantly from the timetable below.

Date	Action
25 June 2020	Commencement of the Offer
Offer announced. Tender Offer Memorandum available from the Dealer Manager and the Tender Agent.
1 July 2020 4:00 p.m. London time	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offer.
2 July 2020
Announcement of Results of the Offer
The Issuer will announce its decision of whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offer (including, if applicable, the Settlement Date), the Purchase Price, the pro-ration factor (if any) and the results of the Offer in accordance with the methods set out below.

6 July 2020	Settlement Date Expected Settlement Date. Payment of Purchase Price and Accrued Interest Payment in respect of the Offer.

Unless stated otherwise, announcements in connection with the Offer will be made (i) by publication through RNS and/or (ii) by the delivery of notices to the Clearing Systems for communication to Direct Participants. Such announcements may also be (i) made on the relevant Reuters International Insider Screen or (ii) made by the issue of a press release to a Notifying News Service.  Copies of all announcements, notices and press releases can also be obtained from the Tender Agent, the contact details for whom are set out below.  Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Tender Agent for the relevant announcements during the course of the Offer.  In addition, Noteholders may contact the Dealer Manager for information using the contact details set out below.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offer before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above. See "Procedures for Participating in the Offer" in the Tender Offer Memorandum

For Further Information:

A complete description of the terms and conditions of the Offer is set out in the Tender Offer Memorandum. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom
Telephone: +44 (0) 20 3134 8515
Email: eu.lm@barclays.com
Attention: Liability Management Group

The Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom

Telephone: +44 (0) 20 7704 0880
Email: barclays@lucid-is.com
Attention: David Shilson

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.

This announcement is released by Barclays PLC and contains information that qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 ("MAR"), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Miray Muminoglu on behalf of Barclays PLC.

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of the Issuer, the Dealer Manager or the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offer.

Offer and Distribution Restrictions

None of this announcement, the Tender Offer Memorandum or any other materials relating to the Offer constitutes an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offer will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

Each Noteholder participating in the Offer will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in "Procedures for Participating in the Offer" in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offer from a Noteholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

United States

The Offer is not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or of any facilities of a national securities exchange of, the United States or to any U.S. Person (as defined in Regulation S of the United States Securities Act of 1933, as amended (each a "U.S. Person")).  This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication.  Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to a U.S. Person and the Notes cannot be tendered in the Offer by any such use, means, instrumentality or facility or from or within or by persons located or resident in the United States or by any U.S. Person.  Any purported tender of Notes in the Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by a person located in the United States or to a U.S. Person, by any person acting for the account or benefit of a U.S. Person, or by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or for a U.S. Person will be invalid and will not be accepted.

Each Noteholder participating in the Offer will represent that it is not a U.S. Person located in the United States and is not participating in the Offer from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Offer from the United States and who is not a U.S. Person. For the purposes of this and the above paragraph, "United States" means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, in the Republic of France ("France") other than to qualified investors (investisseurs qualifiés) as defined in Article L.411-2 1° of the French Code monétaire et financier. Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed in France other than to qualified investors (investisseurs qualifiés) and only qualified investors (investisseurs qualifiés) are eligible to participate in the Offers.  This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Offer, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB").

The Offer is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the "Issuers Regulation").

Noteholders, or beneficial owners of the Notes, can tender some or all of their Notes pursuant to the Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

Exhibit No. 6

25 June 2020
Barclays PLC

Barclays US LLC receives non-objection to its capital plan in 2020 CCAR

Barclays notes the Board of Governors of the Federal Reserve's ("FRB") publication of the 2020 Dodd-Frank Act Stress Test ("DFAST") and Comprehensive Capital Analysis and Review ("CCAR") results for Barclays US LLC (Barclays' US Intermediate Holding Company, the "IHC"), on 25 June 2020.

The FRB did not object to Barclays US LLC's capital plan, and under both the FRB's and Barclays' company-run assessment of the supervisory severely adverse scenario, the IHC's projected capital ratios remained above regulatory minimum required levels across all nine quarters of the test.

Barclays US LLC today published its own assessment of the supervisory severely adverse scenario, which can be found on the Barclays website at: https://home.barclays/investor-relations/investor-news/fed-filings/

Ends

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 6927 Laura Vallis +1 212 526 3514

About Barclays
Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays